1 Primerica Parkway
Duluth, Georgia 30099-0001
December 2, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:     Primerica, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-34680
Dear Mr. Rosenberg:
We are writing in response to the letter dated November 19, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Primerica, Inc. (“Primerica”, “we”, “us”, or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Annual Report”). The responses are set forth below following the text of the paragraph of the Comment Letter, presented in italics, to which each response relates.
In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comment or changes to disclosure in response to the Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Liquidity and Capital Resources
Off-balance sheet arrangements, page 70

1.	Please provide us the following information regarding your use of Peach Re, Inc., your special purpose financial captive insurance company:

•
The nature and the business purpose of transactions with Peach Re and, if applicable, other captives. Explain how you reinsure with Peach Re including whether, and if so, to what extent, Peach Re assumes reinsurance from third parties to whom you ceded policies.

•
The amount of Peach Re’s obligations and the nature and amount of assets and guarantees that secure the captives’ obligations, apart from the line of credit with Deutsche Bank effective March 31, 2012. Tell us the nature and amount of the Primerica, Inc.’s (i.e. the holding company) assets, guarantees, letters of credit or promises securing the Peach Re’s obligations.

•	The effects in your GAAP consolidated financial statements of transacting with Peach Re directly and, if applicable, indirectly through third parties.

•	Your consideration of disclosing the risks of employing your captives strategy.

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.
Response (bullet 1): Peach Re, Inc. ("Peach Re"), a special purpose financial captive insurance company, is a wholly owned subsidiary of Primerica Life Insurance Company (“Primerica Life”), our principal life insurance company in the United States.

Effective March 31, 2012, Peach Re entered into a coinsurance agreement with Primerica Life whereby Peach Re assumed the statutory reserve obligations (“XXX reserves”) for 10% of the face amount for all term life insurance policies issued by Primerica Life prior to 2010 and 100% of the face amount for all term life insurance policies issued in 2010 (the “Coinsurance Agreement”). Peach Re then entered into a credit facility agreement (the “Credit Facility Agreement”) with Deutsche Bank whereby Deutsche Bank issued a letter of credit to support the portion of the XXX reserves that are believed to have a remote possibility of being needed based on actuarial stress testing (“redundant”). The use of Peach Re combined with the Credit Facility Agreement provides an efficient method of financing the portion of the XXX reserves believed to be redundant. The risk assumed by Peach Re is after consideration of any third party reinsurance obtained by Primerica Life and Peach Re does not directly engage in any third party reinsurance. In addition, the Company does not engage in business transactions with any other captive reinsurance companies at this time.
Response (bullet 2): Peach Re’s only obligation is for the risk assumed under the Coinsurance Agreement with Primerica Life. The letter of credit issued under the Credit Facility Agreement supports the portion of XXX reserves believed to be redundant. Any other statutory XXX reserves are supported by available-for-sale fixed-maturity securities held by Peach Re. Primerica guarantees the payment of the maintenance fees incurred by Peach Re on the letter of credit issued under the Credit Facility Agreement. The annual pretax expense for maintenance fees on the letter of credit was approximately $5.0 million in 2012 and is expected to range from approximately $5.0 million to $7.0 million in 2013 through 2018, $2.0 million to $4.0 million in 2019 through 2023, and to be less than $1.0 million in 2024 and 2025. Primerica’s obligation for the payment of these maintenance fees is included in the “Contractual Obligations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations within our 2012 Annual Report and separate disclosure of these fees was not deemed necessary given our assessment of materiality. Primerica also has an intercompany capital maintenance agreement with Peach Re, as described in its parent-only financial statements on page 130 within Schedule II of our 2012 Annual Report, which requires Primerica to make capital contributions to ensure that its account established to meet minimum asset thresholds required by state regulatory authorities (the “Regulatory Account”) will not be less than $20.0 million. The Regulatory Account will only be used to satisfy obligations under the Coinsurance Agreement after all other available assets have been exhausted, including the letter of credit issued under the Credit Facility Agreement.
Response (bullet 3): The Company eliminates all intercompany transactions between Primerica Life and Peach Re in its consolidated financial statements. The arrangement with Peach Re does not provide for any change in reserving methodology and does not change the Company’s reserves, reduce the amount of required regulatory capital supporting the business, or materially impact the Company’s cash flows. Our consolidated financial statements are affected only by expense incurred for maintenance fees incurred by Peach Re on the line of credit issued under the Credit Facility Agreement with Deutsche Bank noted above.
Response (bullets 4 & 5): Our strategy for employing captives does not impact our ability to issue or administer term life insurance policies. We believe the primary risk associated with our captives strategy is the potential impact if we had to discontinue the strategy and no longer had an efficient method of financing the redundant portion of XXX reserves associated with term life insurance policies issued in the future. This risk impacts our ability to continue redeploying future capital as identified in our risk factors included in Item 1A on page 26 of our 2012 Annual Report. A secondary risk, which we believe to be remote, is the counterparty credit risk associated with the ability to draw funds on the letter of credit issued by Deutsche Bank in the unlikely event that the assets held in support of the liabilities assumed by Peach Re were to become insufficient. We will include this statement in disclosures within subsequent filings to note the counterparty credit risk associated with the letter of credit and will continue to reassess this risk in all future periods.
Please feel free to contact me at 470-564-6286 with any questions concerning our responses.

Sincerely,

Primerica, Inc.
By:	/s/ Alison S. Rand
Alison S. Rand
Executive Vice President and Chief Financial Officer